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For:        Bowmar Instrument Corporation                           EXHIBIT 5(a)
            5080 North 40th Street, Suite 475
            Phoenix, Arizona  85018

Contact:    Joseph G. Warren, Jr.
            Bowmar Instrument Corporation
            (602) 957-0271


                          BOWMAR INSTRUMENT CORPORATION

                          ANNOUNCES SHAREHOLDER RIGHTS

                 PLAN AND ANNOUNCES DIVIDEND OF PURCHASE RIGHTS

                       PHOENIX, ARIZONA--DECEMBER 9, 1996


      Bowmar Instrument Corporation (ASE:BOM) announced today that its Board of Directors has adopted a Shareholders Rights Plan and has declared a dividend of one Right on each outstanding share of the Company's common stock to shareholders of record on December 16, 1996. The Plan is designed to ensure the fair treatment of shareholders in connection with any potential takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company. Thomas K. Lanin, President and Chief Executive Officer of Bowmar Instrument Corporation stated:
"The actions announced today underscore our belief that the true value of the Company is not reflected in the current price of the Company's stock and that steps should be taken to enable our shareholders to realize the long-term value of their investment in the Company."

      The Shareholder Rights Plan, which is similar to plans adopted by many other U.S. companies, strengthens the ability of the Board to assure that Bowmar's shareholders receive fair and equal treatment, and to protect the interest of Bowmar's shareholders, in the event of an unsolicited offer to acquire control of the Company. However, it will encourage any potential acquirer to negotiate the manner and terms of any proposed acquisition with the Board of Directors.

      The Rights will be exercisable if a person or group acquires 15% or more of the Company's common stock or announces or commences a tender offer for 15% or more of the such shares. When a person or group acquires such 15%, each exercisable Right will entitle its holder (other than such person or group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice
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such price. In addition, if the Company is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common stock having a market value of twice such price.

      Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

      The Rights will expire on December 5, 2006 unless otherwise extended by the Board of Directors. The Rights distribution is not taxable to shareholders.

      Bowmar, which is headquartered in Phoenix, Arizona, manufactures and sells microelectronic and electromechanical products with specific applications in the aerospace, electronic, and computer industries. The Company's manufacturing facilities are located in Fort Wayne, Indiana and Phoenix, Arizona.




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